July 14, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials PLC

Amendment No. 2 to Registration Statement on Form S-1
Filed June 30, 2017
File No. 333-217753

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials PLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2017, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-217753, filed with the Commission on June 30, 2017 (“Amendment No. 2”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 marked to show all changes since the filing of Amendment No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 3 to Registration Statement on Form S-1 unless otherwise specified.

General

1.                                      In the last amendment, you identified Huntsman Netherlands B.V. as the sole selling shareholder. The current amendment shows Huntsman International LLC as a second selling shareholder. Please clarify the ownership structure of Venator Materials PLC and tell us why Huntsman Corporation is not identified as the selling shareholder. Because your Item 17 disclosure indicates that you issued shares to Huntsman, your sole shareholder, we would like to better understand the transactions whereby Huntsman transferred your shares to Huntsman Netherlands B.V. and Huntsman International, LLC.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that two ultimate subsidiaries of Huntsman Corporation, Huntsman International LLC and Huntsman (Holdings) Netherlands B.V., will be the selling shareholders, not Huntsman Corporation itself, and we have revised the disclosure in Amendment No. 3 to clarify. Please see pages 193 and II-1 of Amendment No. 3.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ R. Stolle
Name:	Russ R. Stolle
Title:	Senior Vice President, General Counsel and Chief Compliance Officer

Enclosures

cc:                                Simon Turner (Venator Materials PLC)

Alan Beck (Vinson & Elkins L.L.P.)

Sarah K. Morgan (Vinson & Elkins L.L.P.)